

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Jun Hong Heng
Chief Executive Officer
ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People's Republic of China

> **Re: ECARX Holdings Inc.**
> **Draft Registration Statement on Form F-4**
> **Submitted June 23, 2023**
> **CIK No. 0001861974**

Dear Mr. Heng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 Submitted June 23, 2022

Cover Page

1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

2.      Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Also, disclose here and in the prospectus summary whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

Frequently Used Terms, page 6

3.      Please revise your definition of China to remove the exclusion of Hong Kong and Macau from this definition.

Summary of the Proxy Statement/Prospectus
Permission, Review and Filing Required from the PRC Authorities relating to the Transactions, page 29

4.      Please disclose the basis for your statement that you do not believe that the business combination requires approval from PRC governmental authorities. If you relied on the opinion of counsel, you should identify counsel and file a consent. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need any permissions or approvals.

Redemption Rights, page 34

5.      We note your disclosure showing the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders assuming no redemptions and maximum redemptions.  Please revise your disclosure to show the impact of interim redemption levels.

Summary Risk Factors, page 41

6.      Please provide a specific cross-reference to the more detailed risk factor for each China-based issuer summary risk factor.

Selected Historical Financial Data of ECARX, page 44

7.      Please revise ECARX's condensed consolidating schedules depicting the consolidated statements of comprehensive loss, consolidated balance sheets, and consolidated cash flows on pages 47-52 so that the WFOE, the primary beneficiary of the VIE, is disaggregated and transparent.

Risk Factors, page 60

8.      Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Risks Relating to Our Business and Industry

We currently have a concentrated customer base with a limited number of key customers..., page 63

9.  We note that for the year ended December 31, 2021, Geely Holding accounted for 70.4% of your total revenues. Please describe the material terms of your agreements with Geely Holding and disclose that Geely Holding is a related party.

You may experience difficulties in effecting service of legal process..., page 81

10. Please include a cross-reference to the enforcement of civil liabilities section of the prospectus.

Risks Relating to COVA and the Business Combination, page 95

11. We note that you did not obtain a fairness opinion regarding the business combination. Please provide risk factor disclosure describing the risks of not obtaining a fairness opinion.

Risks Relating to Ownership of Securities of ECARX

Our dual-class voting structure..., page 110

12. Please briefly describe the instances where the Class A and Class B stockholders will vote as a separate class.

Certain Prospective Operational and Financial Information, page 151

13. Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections. For example, please quantify the assumptions underlying vehicle sales volumes and growth and sales volumes over time.

ECARX's Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Cost of revenues, page 223

14. Please disclose in detail the types of costs classified within cost of revenues and advise us. State, if true, that cost of revenue include outsourced expenses, payroll and related costs, including share-based compensation related to performance on customer contracts, and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 227

15. Please provide separate narratives regarding government grants and the gain on deconsolidation of a subsidiary which are separately captioned in your Statements of Comprehensive Loss.

Unaudited Pro Forma Combined Financial Information

Introduction, page 238

16. Please expand your narrative hereunder to address the VIE restructuring which is currently depicted in Adjustments (3)(10) and (3)(C) to the pro forma condensed combined financial information. Also, discuss the timing, manner and form of settlement of amounts due from the VIE nominee shareholders (included in Amounts due from Related Parties).

Description of the Transactions

Consideration, page 240

17. We note each COVA warrant assumed by ECARX "shall continue to have and be subject to substantially the same terms and conditions as were applicable to such warrants prior to the First Effective Time." Please disclose such same terms and conditions hereunder and identify such elements that preclude the instruments from equity classification.

Ownership, page 240

18. For the avoidance of doubt, please quantify the "Recapitalization Factor" applicable to ECARX's Ordinary and Preferred Shares. Clarify whether it is fixed or subject to change.

19. Please revise to include the shares underlying the strategic investments within Total Ordinary Shares Outstanding at Closing since these are not potential shares but are deemed issued and outstanding at closing upon your receipt of US$35 million in cash as premised under Adjustment 3(8) on page 248.

20. Please disclose the shares underlying the converted warrants under Potential sources of dilution in the table on page 240.

21. Please clarify whether the shares underlying the RSUs disclosed on pages F-43 and F-55 are deemed "outstanding at closing." If not, please present them as a potential source of dilution.

Unaudited Pro Forma Combined Balance Sheet, page 242

22. Please revise your pro forma combined financial information on pages 242-245 to present the VIE restructuring transactions and spin-off adjustments in a separate column followed by a subtotal column to present ECARX on a pro forma basis before giving effect to the merger with COVA.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 247

23.     Refer to Adjustment 3(8). Since it appears Luminar, one of the strategic investors, may provide its $15 million investment in cash or an equivalent value in form of its shares, please tell us your basis for presumption of cash in your presentation.

Certain Relationships and Related Party Transactions
ECARX Relationships and Related Party Transactions, page 284

24.     We note that Geely Holding and its subsidiaries account for a substantial portion of your revenues.  Please provide the information required by Item 7.B. of Form 20-F with respect to your business relationship with Geely Holding and file your agreements with Geely Holding as exhibits to your registration statement.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

ECARX Holdings Inc. - Consolidated Statements of Shareholders' Deficit, page F-7

25.     Please include a separate note in the financial statements to provide information regarding the transactions underlying the Non-redeemable non-controlling interests for all periods presented.  We also note that the line item captioned "Contribution from non-controlling shareholders" appears to incorrectly reference Note 18 which pertains to Redeemable non-controlling interests.

5. Notes receivable, page F-29

26.     Please disclose the nature of the transactions that gave rise to the bank acceptance notes pledged as collateral to secure the notes payable issued by China Merchants Bank ("CMB").

8. Long-term investments
Equity method investments, page F-30

27.     Refer to your sale of a 2% equity interest in a PRC subsidiary on September 1, 2021. Please identify the subsidiary, the counterparty, and describe any relationships with the counterparty.  Also, tell us if the price paid for the 2% interest reflected the payment of a control premium in the subsidiary.  If so, explain why it was reasonable to rely upon the value of the 2% interest when determining the fair value of the remaining 49%.

9. Property and equipment, net, page F-32

28.     Please tell us how you determined the amount of depreciation allocated to cost of revenues which is significantly less than the depreciation amounts allocated to other operating expenses.

Jun Hong Heng
ECARX Holdings Inc.
July 22, 2022
Page 6

17. Mezzanine equity, page F-37

29.    Please revise your tabular presentation so that the total number of preferred shares outstanding for each preferred stock series is transparent. Additionally, please make clear on page F-38 how you valued the Series Angel Preferred series, reported hereunder at RMB273,519, and how you accounted for the difference between that amount and the fair value of the warrant liabilities as reported in Note 13.

General

30.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

31.    With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Shu Du